

·UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549-0306

June 17, 2005

Mail Stop 0511

Mr. Sang-Ho Kim, Chief Executive Officer
Modena I, Inc.
18 Wynford Drive, Suite 610
Toronto, ON, M3C 3S2

Re: Form 8-K dated 4/13/2005
    Form 10-QSB for 4/30/2005 filed 6/14/2005
    Form 10-KSB for 10/31/2004 filed 5/20/2005

    File No. 0-50493

Dear Mr. Kim:

We have reviewed the subject filings and have the following comments with respect to Item 4.01. Where indicated, you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

1. The current disclosure in Item 4 of Form 8 is materially deficient. Revise to address each of the disclosures requirements of Item 304 of Regulation S-B; you should include the date the former auditor was dismissed. Include a letter from your former auditor addressing your revised disclosure and file as Exhibit 16 to your Form 8-K/A.

2. In addition, we note that your recently-filed Forms 10-KSB for the year ended October 31, 2004 and 10-QSB for April 30, 2005 do not identify the name of the independent registered public accountant on either of the accountants' reports. Please revise and amend as appropriate.

Please file your supplemental response and amended Form 8-K via EDGAR in response to these comments within five business days after the date of this letter. Please contact the staff immediately if you require longer than five business days to respond. Please direct any questions regarding this letter to the undersigned at 202-551-3392.

Sincerely,



Donald G. Wiland